                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                                  RED HAT, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                   756577 10 2
                                 (CUSIP Number)

                                DECEMBER 31, 2001
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  / /   Rule 13d-1(c)
                  /X/   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  756577 10 2                                              Page 2 of 5

  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Robert F. Young

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a) [ ]
                  (b) [ ]

  3      SEC USE ONLY

  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

Number of Shares  (5) SOLE VOTING POWER
Beneficially
Owned by                         6,572,740 shares
Each Reporting    --------------------------------------------------
Person With:      (6) SHARED VOTING POWER

                                 8,786,337 shares
                  --------------------------------------------------
                  (7) SOLE DISPOSITIVE POWER

                                 6,572,740 shares
                  --------------------------------------------------
                  (8) SHARED DISPOSITIVE POWER

                                 8,786,337 shares

  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  15,359,077 shares

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                      [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  9.1%

12       TYPE OF REPORTING PERSON:  IN

                                                                    Page 3 of 5
                                  SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:

                  Red Hat, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1801 Varsity Drive, Raleigh, NC 27606.

Item 2(a).        NAME OF PERSON FILING:

                  Robert F. Young

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


                  The address of the principal business office of Robert F. Young is 1801 Varsity Drive, Raleigh, NC 27606.

Item 2(c).        CITIZENSHIP:

                  Canada

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.0001 Par Value.

Item 2(e).        CUSIP NUMBER:

                  756577 10 2

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

Item 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned:  15,359,077 shares

                  Shares beneficially owned includes 5,328,345 shares held of record by Nancy Young, Mr. Young's wife, 509,176 held by the Nancy R. Young GRAT dated April 28, 1999, 364,496 shares held of record by the Young Family Trust dated

                  April 28, 1999 and 2,584,320 shares held of record by trusts for the benefit of Mr. Young's children. Mr. Young disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that Mr. Young is the beneficial owner of these shares for any purpose. Shares beneficially owned also includes 509,176 shares held of record by the Robert F. Young GRAT dated April 28, 1999.

                  (b)      Percent of Class: 9.1%

                  The foregoing percentages are calculated based on the 169,161,740 shares of Common Stock reported to be outstanding as of November 30, 2001 in the issuer's Quarterly Report on Form 10-Q filed on January 14, 2002.

                  (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:
                                   6,572,740

                           (ii)  shared power to vote or to direct the vote:
                                   8,786,337

                           (iii) sole power to dispose or direct the disposition
                                 of:  6,572,740

                           (iv)  shared power to dispose or direct the
                                 disposition of:  8,786,337

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

Item 10. CERTIFICATION.

                  Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002


                                                             /s/ Robert F. Young
                                                           ---------------------
                                                                 Robert F. Young